Filed by Entegris, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Versum Materials, Inc.

Commission File No.: 1-37664

Registration Statement on Form S-4: 333-229931

Date: March 29, 2019

Entegris Comments on Versum Materials Announcement

Strongly Believes Combination of Entegris and Versum to be in the Best Interests of Stockholders of Each Company

Boards of Directors of Entegris and Versum Materials Continue to Recommend Previously Announced Merger-of-Equals

BILLERICA, Mass.—(BUSINESS WIRE)—Entegris, Inc. (NASDAQ:ENTG), a leader in specialty chemicals and advanced materials solutions for the microelectronics industry, today commented on Versum Materials’ (NYSE:VSM) (“Versum”) announcement that it has rejected Merck KGaA’s (“Merck”) unsolicited tender offer to acquire all outstanding shares of Versum for $48 per share in cash and that the Versum Board of Directors continues to recommend the previously announced proposed merger-of-equals between Versum and Entegris.

Versum stated today – and Entegris strongly agrees – that the Entegris Merger will result in Versum stockholders having the ability to realize greater long-term value than in an all-cash acquisition of Versum by Merck. Merck’s low premium, change-in-control offer would prevent the stockholders of both companies from participating in potential upside of the combined company. The strategic merger of equals between Entegris and Versum Materials will create a premier specialty materials company with enhanced product breadth and depth and world class technological capabilities. The powerful value-creation and compelling strategic benefits of this combination as well as the significant expected cost and revenue synergies will drive enhanced value for stockholders of both companies.

Specifically:

•

The Entegris-Versum transaction is a true, all-stock, remain-invested, merger of equals that has tremendous upside value-creation potential. In a combination with Entegris, Versum shareholders will achieve significant value creation from the strength of the combined company, outsized revenue growth and cash flow generation, and enhanced capital returns.

•

There is significant cost, revenue and tax synergy potential within the proposed combination of Entegris and Versum. The combined company expects to achieve $125 million in cost synergies, and expects revenue synergies to contribute at least $50 million of additional EBITDA annually.

•

The combined company will have a strong balance sheet and will generate significant excess free cash flow that will provide the flexibility necessary to allow for significant return of capital to shareholders, among other initiatives.

•	Both companies have experienced management teams with strong track records of successfully integrating mergers, achieving synergies and creating shareholder value.

•

The combined company will deliver unique opportunity for all stakeholders. Customers will benefit from enhanced product breadth and depth, unwavering commitment to R&D, improved technical expertise as well as much broader scale. Given that the transaction is a true merger-of-equals, the combined company will also be an ideal home for Versum’s employees.

About Entegris

Entegris is a leader in specialty chemicals and advanced materials solutions for the microelectronics industry and other high-tech industries. Entegris is ISO 9001 certified and has manufacturing, customer service and/or research facilities in the United States, China, France, Germany, Israel, Japan, Malaysia, Singapore, South Korea and Taiwan. Additional information can be found at www.entegris.com.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Entegris’ and Versum Materials’ control. Statements in this communication regarding Entegris, Versum Materials and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Entegris’ and Versum Materials’ business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Entegris’ and Versum Materials’ control. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and Versum Materials’ products and solutions; (ii) the ability to meet rapid demand shifts; (iii) the ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) the concentrated customer base; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) operational, political and legal risks of Entegris’ and Versum Materials’ international operations; (viii) Entegris’ dependence on sole source and limited source suppliers; (ix) the increasing complexity of certain manufacturing processes; (x) raw material shortages and price increases; (xi) changes in government regulations of the countries in which Entegris and Versum Materials operate; (xii) the fluctuation of currency exchange rates; (xiii) fluctuations in the market price of Entegris’ stock; (xiv) the level of, and obligations associated with, Entegris’ and Versum Materials’ indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Entegris’ and Versum Materials’ ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Entegris’ and Versum Materials’ filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 11, 2019, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, filed on November 21, 2018 and in other periodic filings, available on the SEC website or www.entegris.com or www.versummaterials.com. Entegris and Versum Materials assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Entegris and Versum Materials. In connection with the proposed transaction, Entegris has filed a registration statement on Form S-4 on February 28, 2019, as amended on March 18, 2019, which included a preliminary joint proxy statement of Entegris and Versum Materials that also constitutes a preliminary prospectus of Entegris. The registration statement was declared effective by the Securities and Exchange Commission (the “SEC”) on March 20, 2019, and Entegris and Versum Materials commenced mailing of the definitive joint proxy statement/prospectus to their respective stockholders on or about March 22, 2019. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents and other documents containing important information about Entegris and Versum Materials filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://www.entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@entegris.comor by phone at 978-436-6500. Copies of the documents filed with the SEC by Versum Materials will be available free of charge on Versum Materials’ website at http://investors.versummaterials.com or by phone at 484-275-5907.

Participants in the Solicitation

Entegris, Versum Materials and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Entegris is set forth in Entegris’ proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on March 20, 2019, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 11, 2019. Information about the directors and executive officers of Versum Materials is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on December 20, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 21, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus and may be included in other relevant materials that may be filed with the SEC regarding the proposed transaction. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Entegris or Versum Materials using the sources indicated above.

Contacts

Entegris

Bill Seymour

VP of Investor Relations

952-556-1844

bill.seymour@entegris.com

Or

Michael Freitag / Kelly Sullivan

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449